UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

                           MCLEODUSA INCORPORATED
---------------------------------------------------------------------------
                              (Name of Issuer)

              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                582266 10 2
---------------------------------------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER &          FORSTMANN LITTLE & CO. SUBORDINATED
       JACOBSON                               DEBT & EQUITY MANAGEMENT
       ONE NEW YORK PLAZA                     BUYOUT PARTNERSHIP-VI, L.P.
       NEW YORK, NY  10004               FORSTMANN LITTLE & CO. SUBORDINATED
       ATTN:  STEPHEN FRAIDIN, ESQ.           DEBT & EQUITY MANAGEMENT BUYOUT
       (212) 859-8000                         PARTNERSHIP-VII, L.P.
                                         FORSTMANN LITTLE & CO. EQUITY
                                              PARTNERSHIP-V, L.P.
                                         THEODORE J. FORSTMANN
                                              C/O FORSTMANN LITTLE & CO.
                                              767 FIFTH AVENUE
                                              NEW YORK, NY  10153
                                              ATTN:  WINSTON W. HUTCHINS
                                              (212) 355-5656

        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                              DECEMBER 3, 2001
                    ----------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               35,144,582*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             35,144,582*

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        35,144,582*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%

14  TYPE OF REPORTING PERSON*

        PN

* Section 7(a)(ii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $6.10.


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               77,560,336*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             77,560,336*

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        77,560,336*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        11.0%

14  TYPE OF REPORTING PERSON*

        PN

* Section 7(a)(ii) of the Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $6.10.

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               51,229,508*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             51,229,508*

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        51,229,508*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.5%

14  TYPE OF REPORTING PERSON*

        PN

* Section 7(a)(ii) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series E Convertible Preferred Stock (the "Series E Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series E Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series E Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series E Certificate of Designation) equal $6.10.


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 582266102

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THEODORE J. FORSTMANN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               23,750

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             23,750

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,750

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%

14  TYPE OF REPORTING PERSON*

        IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 2, filed on behalf of Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"), Forstmann Little & Co. Subordinated Debt & Equity Management Buyout Partnership-VII, L.P. ("MBO-VII"), Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V", together with MBO-VI and MBO-VII, the "FL Partnerships") and Theodore J. Forstmann ("Mr. Forstmann" and, collectively with the FL Partnerships, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the FL Partnerships with the Securities and Exchange Commission on September 22, 1999 (as amended by Amendment No. 1 filed on October 2, 2001, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.01 per share (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation ("McLeodUSA"). The Reporting Persons have entered into a Joint Filing Agreement, dated December 3, 2001, a copy of which is attached hereto as Exhibit 16. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.   Identity and Background
          -----------------------

Item 2 is hereby amended to add the following:

ITEM 2.   (a), (b), (c)
          -------------

     Mr. Forstmann's present principal occupation is acting as a general partner of FLC XXXI Partnership, L.P. ("FLC XXXI"), a New York limited partnership doing business as Forstmann Little & Co. Forstmann Little & Co. is a private investment partnership. The principal business address of Forstmann Little & Co. and Mr. Forstmann is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

ITEM 2.   (d), (e), (f)
          -------------

     During the last five years, Mr. Forstmann has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Forstmann is a citizen of the United States of America.

     Mr. Forstmann has the sole power to direct the vote and disposition of all of the shares of Common Stock beneficially owned by him. In addition, Mr. Forstmann is a general partner of (i) FLC XXIX, the general partner of MBO-VI, (ii) FLC XXXIII, the general partner of MBO-VII and (iii) FLC XXX, the general partner of Equity-V. Accordingly, Mr. Forstmann is jointly making this filing with the FL Partnerships because he and the other Reporting Persons may be deemed to constitute a group within the meaning of
Section 13(d)(3) of the Act. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a group exists, and the existence of any such group is hereby expressly disclaimed. The FL Partnerships have no beneficial interest in any shares of Common Stock owned beneficially by Mr. Forstmann and, accordingly, each of the FL Partnerships hereby expressly disclaims beneficial ownership in any such shares of Common Stock.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

Item 3 is hereby amended to add the following:

     At various times, McLeodUSA has granted to Mr. Forstmann options to purchase shares of Common Stock in consideration for his services as a director of McLeodUSA. As of the date hereof, 23,750 of such options have vested and become presently exercisable.

ITEM 4.   Purpose of Transaction
          ----------------------

Item 4 is hereby amended to add the following:

     On December 3, 2001, the FL Partnerships and McLeodUSA entered into a Lock-Up, Support and Voting Agreement dated as of December 3, 2001 (the "Support Agreement") in which the FL Partnerships agreed to support a comprehensive recapitalization and financial restructuring plan set forth in the Support Agreement (the "Restructuring"). Under the terms of the Restructuring, among other things,

     (i) the Series D Preferred and Series E Preferred held by the FL Partnerships would be converted into newly issued common shares of McLeodUSA (the "New Common Stock") as would the publicly traded Series A Preferred (together with the Series D Preferred and the Series E Preferred, the "Preferred Shares") and the existing Common Stock of McLeodUSA;

     (ii) at least 95% of McLeodUSA's publicly traded senior notes and senior discount notes (the "Senior Notes") would be exchanged or redeemed for a combination of cash and New Common Stock;

     (iii) McLeodUSA's telephone directory publishing business (the "Publishing Business") would be sold to an entity owned by Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership ("MBO-VIII"), and Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership ("Equity-VII" and, together with MBO-VIII, the "2001 FL Partnerships"), both of which are affiliates of the FL Partnerships, for $535 million in cash, or to another party who submits a better and higher cash offer, and the proceeds of the sale would be used to finance the exchange or redemption of the Senior Notes; and

     (iv) The 2001 FL Partnerships would purchase $100 million of new equity of McLeodUSA, a portion of which would be used to finance the exchange or redemption of the Senior Notes, a portion of which would be used to prepay bank indebtedness of McLeodUSA and the balance of which would be used for general corporate purposes of McLeodUSA.

     The Restructuring would be accomplished either through an out-of-court alternative pursuant to which McLeodUSA would commence an exchange offer for the Senior Notes and convene a special meeting of its shareholders to vote on the conversion of the Preferred Shares or an in-court alternative by the filing of a voluntary petition for relief under Chapter 11 of the Bankruptcy Code, where McLeodUSA would solicit acceptances of a Prepackaged Plan of Reorganization, substantially on the same terms as the Restructuring, in advance of filing. Under either alternative, the Restructuring must be consummated by August 1, 2002.

     Upon consummation of the Restructuring, (i) the FL Partnerships would be entitled to board observer rights (more fully described below) and their affiliates would be entitled to at least two representatives on the restructured McLeodUSA Board of Directors; (ii) the FL Partnerships and their affiliates would own common stock and warrants of the restructured McLeodUSA in an amount representing approximately 40% of the equity ownership of the restructured McLeodUSA; and (iii) Mr. Forstmann would be the chairman of the Executive Committee of the restructured McLeodUSA.

     In the Support Agreement, the FL Partnerships have agreed:

     (i) to vote their shares of Series D Preferred and Series E Preferred in favor of the Restructuring with such modifications in the terms of the Restructuring that do not materially deviate from the terms described above, and against any action that would interfere with or prevent the Restructuring;

     (ii)   not to dispose of their Series D Preferred or Series E
            Preferred; and

     (iii) that any alternative restructuring of McLeodUSA that provides for the FL Partnerships to receive approximately 40% of the equity of McLeodUSA, and that is supported by the FL Partnerships, must provide for any consideration that is payable to the holders of the Series A Preferred, Series D Preferred, Series E Preferred and the existing Common Stock to be allocated in the same relative allocations as are set forth in the Support Agreement (14%, 32.4%, 14.7% and 38.9%, respectively).

     The FL Partnerships' obligation to support a restructuring of McLeodUSA is subject to the condition that any such restructuring not materially deviate from the terms of the Restructuring described above. The Support Agreement may be terminated by any party at any time after August 1, 2002.

     The foregoing description of the Support Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Support Agreement, which is incorporated herein by reference. The Support Agreement is filed as Exhibit 11 hereto.

     The FL Partnerships are also signatories to a Purchase Agreement, dated as of December 3, 2001, with McLeodUSA and the 2001 FL Partnerships, pursuant to which the 2001 FL Partnerships have agreed to purchase $100 million of new equity of McLeodUSA (the "Preferred Stock Purchase Agreement"). In the Preferred Stock Purchase Agreement, McLeodUSA and the FL Partnerships agreed as follows:

     (i) Following the Restructuring, the FL Partnerships will each be entitled to designate a representative (collectively, the "Representatives") to consult with and advise management of McLeodUSA with respect to McLeodUSA's business and financial matters, and to attend all Board of Directors and committee meetings as a non-voting observer. The Representatives will have the same access to information concerning the business and operations of McLeodUSA as do the directors of McLeodUSA and will be entitled to participate in discussions and consult with the Board of Directors of McLeodUSA without voting. Following the conversion of the Series D Preferred and Series E Preferred into New Common Stock in the Restructuring, the FL Partnerships will no longer be entitled to designate any members of the Board of Directors.

     (ii) Following the Restructuring, the FL Partnerships will be free to dispose of their shares of New Common Stock, subject only to compliance with applicable securities laws, except that, during the "Standstill Period" (defined as the period from the closing of the Restructuring to the earlier of (x) the third anniversary of the closing of the Restructuring and (y) the date on which Mr. Forstmann is removed, without his consent, as Chairman of the Executive Committee), the FL Partnerships will not dispose of any of their shares to any person or group which is, or which the FL Partnerships believe or should reasonably believe will become, the beneficial owner of more than 50% of the outstanding voting securities of McLeodUSA (a "Disqualified Transaction") unless the Board of Directors of McLeodUSA approves such disposition in advance or unless the FL Partnerships comply with certain procedures set forth in the Preferred Stock Purchase Agreement which give McLeodUSA the opportunity to buy such shares itself or to cause its designee to buy such shares. The Preferred Stock Purchase Agreement provides that if McLeodUSA causes a designee to purchase the FL Partnerships' shares and the designee acquires the remaining shares of McLeodUSA within six months, thereafter at a blended average price per share that is higher than that paid to the FL Partnerships, then the FL Partnerships will be entitled to receive the difference in purchase price. The foregoing provisions apply equally to the 2001 FL Partnerships with respect to sales by them of any of their equity interest in McLeodUSA.

     (iii) During the Standstill Period, the FL Partnerships may not (i) acquire or become the beneficial owner of or obtain any rights in respect of any capital stock of McLeodUSA (other than the shares of New Common Stock issuable in the Restructuring), (ii) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange
            Act) of proxies with respect to any voting securities of McLeodUSA or initiate or become a participant in any stockholder proposal or election contest with respect to McLeodUSA or any of its successors or induce others to initiate the same (except for activities undertaken by the FL Partnerships or the 2001 FL Partnerships in connection with solicitations by the McLeodUSA Board of Directors), or (iii) solicit or participate in the solicitation of any person to acquire McLeodUSA or a substantial portion of its assets or more than 50% of its outstanding capital stock. The foregoing, however, (1) does not prohibit the FL Purchasers and their affiliates from complying with Rules 13d-1 through 13d-7, as applicable, of the Act or from making such disclosure to McLeodUSA's stockholders or from taking such action which, in their judgment, may be required under applicable law, and (2) does not restrict the manner in which the directors designated by the FL Partnerships participate in the deliberations or discussions of McLeodUSA's Board of Directors.

(iv) During the Standstill Period, the FL Partnerships will be present at all shareholders meetings for purposes of determining whether a quorum exists and that they will vote their shares of New Common Stock so that at least five members of the Board of Directors are qualified as "Independent Directors" and that the Chairman, the Chief Executive Officer and the Chief Financial Officer of McLeodUSA are elected to the Board.

     The foregoing provisions apply equally to the 2001 FL Partnerships.

     In the Preferred Stock Purchase Agreement, McLeodUSA and the FL Partnerships also agreed that, at the closing of the Restructuring, the existing restrictions on transfer and standstill provisions applicable to the Series D Preferred and Series E Preferred would terminate, but that the 2001 Registration Rights Agreement entered into by the FL Partnerships in connection with their receipt of the Series D Preferred and Series E Preferred would remain in effect and cover the shares of New Common Stock into which the Series D Preferred and Series E Preferred will be converted.

     In the Preferred Stock Purchase Agreement, McLeodUSA also agreed with the FL Partnerships and the 2001 FL Partnerships:

     (1) that, for so long as the FL Partnerships and 2001 FL Partnerships own at least 60% of the aggregate amount of securities owned by them immediately following the closing of the Restructuring (the "Initial Securities"), McLeodUSA would not adopt or implement any stockholders rights plan or similar plan or device (a "Rights Plan"); provided, however, that following the time when (i) the FL Partnerships and the 2001 FL Partnerships cease to own at least 60% of the Initial Securities or (ii) the FL Partnerships or the 2001 FL Partnerships sell any of their securities in a Disqualified Transaction, McLeodUSA may adopt a Rights Plan so long as the percentage that would trigger any rights by other stockholders of McLeodUSA is at least one percentage point greater than the aggregate percentage ownership (on an as converted basis) of the FL Partnerships and 2001 FL Partnerships in McLeodUSA immediately prior to the adoption of such Rights Plan; and

     (2) that McLeodUSA would exercise all authority under applicable law to effect an amendment to its certificate of incorporation expressly electing not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

     In the Preferred Stock Purchase Agreement, the 2001 FL Partnerships agreed with McLeodUSA to purchase 10 million shares of a series of preferred stock of McLeodUSA, par value $.001, designated as the Series F Convertible Preferred Stock (the "Series F Preferred") and 10 shares of a series of preferred stock of McLeodUSA, par value $.01, designated as the Series G Convertible Preferred Stock (the "Series G Preferred") as well as common stock warrants (the "Warrants") to purchase 18,937,995 shares of New Common Stock, for an aggregate purchase price of $100 million (the "New Equity Investment").

     The foregoing description of the Preferred Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Preferred Stock Purchase Agreement, which is incorporated herein by reference. The Preferred Stock Purchase Agreement is filed as Exhibit 12 hereto.

     The Series F Preferred has a liquidation preference of $.01 per share and participates with the New Common Stock in the event of dividends or liquidation. The Series F Preferred will automatically convert into shares of New Common Stock 60 days after its issuance. The holder of each share of Series F Preferred will be entitled upon conversion to that number of shares of New Common Stock equal to 10 divided by an average of six closing prices for the New Common Stock randomly selected from the 60 day period following the issuance of the Series F Preferred (based upon the random selection of 10 closing prices and the exclusion of the two highest and two lowest closing prices) (the "Formula Exercise Price").

     The foregoing description of the Series F Preferred is not intended to be complete and is qualified in its entirety by the complete text of the Certificate of Designation of the Powers, Preferences and Relative Participating, Optional and Other Special Rights of Series F Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof ("Form of Series F Certificate of Designation"), which is incorporated herein by reference. The Form of Series F Certificate of Designation is filed as Exhibit 13 hereto.

     The Series G Preferred has no liquidation preference and is not entitled to the payment of dividends. The holders of record of shares of Series G Preferred are entitled to vote with the New Common Stock as a single class on all matters presented to the holders of New Common Stock for a vote. Pursuant to the Series G Certificate of Designation, so long as at least
40% of the shares of New Common Stock beneficially owned by the 2001 FL Partnerships issued on the original date of issuance of the Series G Preferred (the "Issue Date") remain outstanding, the holders of the Series
G Preferred are entitled to collectively elect two directors to the Board of Directors; so long as more than 20%, but less than 40%, of the shares of Common Stock beneficially owned by the 2001 FL Partnerships on the Issue
Date remain outstanding, the holders are entitled to collectively elect one director to the Board and to designate a person as a non-voting observer (a "Board Observer") to attend all meetings of the Board of Directors; so long as 20% or less (but at least 10%) of the shares of New Common Stock beneficially owned by the 2001 FL Partnerships on the Issue Date remain outstanding, the holders are entitled to designate two Board Observers; and if less than 10% of the shares of New Common Stock beneficially owned by the 2001 FL Partnerships on the Issue Date remain outstanding, the holders are no longer entitled to designate any Board Observers and the rights of such Board Observers cease. The Series G Preferred are canceled upon the earlier of (1) the 2001 FL Partnerships beneficially owning less than 10% of the shares of New Common Stock beneficially owned by the 2001 FL Partnerships on the Issue Date or (2) upon a Change of Control (as defined in the Form of Series G Certificate of Designation).

     The foregoing description of the Series G Preferred is not intended to be complete and is qualified in its entirety by the complete text of the Certificate of Designation of the Powers, Preferences and Relative Participating, Optional and Other Special Rights of Series G Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof ("Form of Series G Certificate of Designation"), which is incorporated herein by reference. The Form of Series G Certificate of Designation is filed as Exhibit 14 hereto.

     The Warrants are exercisable until the fifth anniversary of their issuance at one hundred fifty percent of the Formula Exercise Price and are subject to customary anti-dilution provisions.

     The foregoing description of the Form of Common Stock Purchase Warrant is not intended to be complete and is qualified in its entirety by the complete text of the Form of Common Stock Purchase Warrant, which is incorporated herein by reference. The Form of Common Stock Purchase Warrant is filed as Exhibit 15 hereto.

     Depending on various factors, including, without limitation, the FL Partnerships' financial position and investment strategy, the price levels of the McLeodUSA common stock, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons and the 2001 FL Partnerships may in the future take such actions with respect to its investment in McLeodUSA as it deems appropriate, including, without limitation, purchasing additional shares of McLeodUSA common stock or selling some or all of its McLeodUSA common stock or taking any actions that might result in any of the matters set forth in subparagraphs (a)-(j) of Item 4, in each case consistent with their obligations under their agreements with McLeodUSA.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 is hereby amended to add the following:

     The following information is as of December 3, 2001:

     (i)   Theodore J. Forstmann:

     (a)   Amount Beneficially Owned:

     Mr. Forstmann directly owns options to purchase shares of Common Stock, of which (i) 15,000 have vested and are presently exercisable into shares of Common Stock at a price of $13.4167 per share and (ii) 8,750 have vested and are presently exercisable into shares of Common Stock at a price of 14.50 per share.

     The options directly owned by Mr. Forstmann are presently exercisable into less than 0.1% of the Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 627,734,497 shares of Common Stock outstanding as of November 5, 2001, as disclosed in McLeodUSA's quarterly report on Form 10-Q for the quarterly period ended September 30, 2001.

     (b) Assuming exercise of the options, the number of shares as to which Mr. Forstmann has:

     (i)    sole power to vote or to direct the vote - 23,750.

     (ii)   shared power to vote or to direct the vote -- None.

     (iii)  sole power to dispose or to direct the disposition of - 23,750.

     (iv)   shared power to dispose or to direct the disposition of --
            None.

     (v) Except as set forth above, none of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any person identified in Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------

Item 6 is hereby amended to add the following as the penultimate paragraph of Item 6:

     The responses to Items 3, 4 and 5 are incorporated herein by reference.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

Item 7 is hereby amended as follows:

1. Stock Purchase Agreement, dated August 30, 1999, among McLeodUSA and the FL Partnerships.*

2. Registration Rights Agreement, dated as of September 15, 1999, among McLeodUSA and the FL Partnerships.*

3. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series B
     Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

4. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

5.   Joint Filing Agreement, dated September 22, 1999.*

6. Exchange Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

7. Termination Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

8. Registration Rights Agreement, dated as of September 30, 2001, by and between McLeodUSA and the FL Partnerships.*

9. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

10. Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series E
     Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

11. Lock-Up, Support and Voting Agreement, dated as of December 3, 2001, by and among McLeodUSA and the FL Partnerships.

12. Preferred Stock Purchase Agreement, dated as of December 3, 2001, by and between McLeodUSA and the 2001 FL Partnerships.

13. Form of Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series F Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

14. Form of Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series G Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.

15.  Form of Common Stock Purchase Warrant.

16.  Joint Filing Agreement, dated December 6, 2001.


----------------
*  Previously filed.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 6, 2001

                                FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                                AND EQUITY MANAGEMENT BUYOUT
                                PARTNERSHIP-VI, L.P.

                                By:  FLC XXIX Partnership, L.P.
                                     its general partner


                                By:
                                   -----------------------------------
                                   Winston W. Hutchins,
                                   a general partner


                                FORSTMANN LITTLE & CO. SUBORDINATED DEBT
                                AND EQUITY MANAGEMENT BUYOUT
                                PARTNERSHIP-VII, L.P.

                                By:  FLC XXXIII Partnership, L.P.
                                     its general partner


                                By:
                                   -----------------------------------
                                   Winston W. Hutchins,
                                   a general partner


                                FORSTMANN LITTLE & CO. EQUITY
                                PARTNERSHIP-V, L.P.

                                By:  FLC XXX Partnership, L.P.
                                     its general partner


                                By:
                                   -----------------------------------
                                   Winston W. Hutchins,
                                   a general partner



                                   ------------------------------------
                                   Theodore J. Forstmann

                                                                 Schedule I
                                                                 ----------

                        FLC XXIX Partnership, L.P.:
                             General Partner of
                                   MBO-VI
                                   ------

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of MBO-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXIX
                                  --------

     The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Jamie C. Nicholls
                           Gordon Holmes


                       FLC XXXIII Partnership, L.P.:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, L.P., a New York limited partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXIII
                                 ----------

     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins
                           Jamie C. Nicholls
                           Gordon Holmes


                         FLC XXX Partnership, L.P.:
                             General Partner of
                                  Equity-V
                                  --------

     FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXX
                                  -------

     The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins